VIA EDGAR

June 17, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Ronald E. Alper
Pam Long

Re: HCM II Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted April 26, 2024
CIK No. 0002019804

Dear Mr. Alper and Ms. Long:

HCM II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 24, 2024, regarding our Draft Registration Statement on Form S-1 submitted to the Commission on April 26, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 Submitted April 26, 2024

Proceeds to be held in trust account, page 19

1. Disclosure at the end of the first paragraph in this section states that you may instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in cash or in an interest bearing demand deposit account at a bank, “in each case after deducting $4,000,000 in underwriting discounts and commissions payable upon the closing of this offering and an aggregate of $2,000,000 to pay fees and expenses in connection with the closing of the offering and for working capital following the closing of this offering.” Please reconcile this disclosure with your use of proceeds described on page 85, which indicates that these amounts are separate from the $200,000,000 deposited in the trust account.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 21-22 of the Registration Statement.

Manner of conducting redemptions, page 25

2. Disclosure in this section and elsewhere in the prospectus indicates that a quorum will be present for a shareholder vote on a business combination if the holders of a majority, or the holders of one-third of issued and outstanding shares are present. Please reconcile these disclosures throughout the prospectus.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the pages 20, 30, 43 and 115 of the Registration Statement.

If we are deemed to be an investment company under the Investment Company Act . . ., page 48

3. We note your disclosures suggesting that to avoid being subject to the Investment Company Act, you will invest the trust assets in U.S. government treasury obligations or in money market funds meeting certain conditions under Rule 2a-7. While we note that you also state that the risk that you would be deemed to be an investment company increases the longer you hold investments in the trust account, please clarify that this risk exists even though your investments are in U.S. government securities or shares of money market funds meeting the conditions of Rule 2a-7.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the pages 21-22, 24, 53-54, 67, 90, 97, 99, 123 and F-7 of the Registration Statement.

Proposed Business
Permitted Purchases of our Securities, page 107

4. We note your disclosure on page 108 that, in the event your sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including adding a representation in any registration statement/proxy statement filed for the business combination transaction that any of your securities purchased by your sponsor, initial shareholders, directors, officers, and their affiliates would not be voted in favor of approving the business combination transaction.  Please reconcile this statement with that on page 132 that if you submit your initial business combination for a vote of your public shareholders, your sponsor, officers, and directors have agreed to vote their founder shares and any shares purchased during or after the offering in favor of your initial business combination. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the pages 16, 20, 30, 115, 137, 149, F-8 and F-13 of the Registration Statement.

General

5. We note the disclosure in your prospectus that the trust account funds may be released “[o]n the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination.” Nasdaq Listing Rule IM-5101-2 states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the pages 16-17, 28 and 114 of the Registration Statement.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Kevin E. Manz, Esq., by telephone at 212-556-2133.

Sincerely,

HCM II Acquisition Corp.

/s/ Shawn Matthews
Shawn Matthews
Chief Executive Officer

cc: Kevin E. Manz, Esq.